UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The Edelman Financial Group Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

27943Q105

(CUSIP Number)

LEP Summer Holdings LLC
650 Madison Avenue, 21st Floor
New York, NY  10022
Attention: Mr. Joseph B. Rotberg
Tel No. (212) 888-1500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

Copy to:
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attention: David N. Shine
Tel No. (212) 859-8000

April 16, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LEP Summer Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER None
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,659,005
EACH REPORTING	9	SOLE DISPOSITIVE POWER None
PERSON WITH	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,659,005 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3% (See Item 5)
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas H. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER None
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,659,005
EACH REPORTING	9	SOLE DISPOSITIVE POWER None
PERSON WITH	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,659,005 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3% (See Item 5)
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Summer Holdings II, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER None
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,659,005
EACH REPORTING	9	SOLE DISPOSITIVE POWER None
PERSON WITH	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,659,005 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3% (See Item 5)
14	TYPE OF REPORTING PERSON CO

ITEM 1.          Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01 (the “Common Stock”), of The Edelman Financial Group Inc. (the “Issuer”).  The address of the Issuer’s principal executive office is 600 Travis, Suite 3100, Houston, Texas 77002.

ITEM 2.          Identity and Background.

This statement on Schedule 13D is filed by LEP Summer Holdings, LLC (“LEP Summer Holdco”), Summer Holdings II, Inc. (“Parent”), and Thomas H. Lee  (each a “Reporting Person” and, collectively, the “Reporting Persons”).

Each of LEP Summer Holdco and Parent was formed in March 2012 by affiliates of Lee Equity Partners, LLC, a Delaware limited liability company (the “Investment Manager”), in connection with the transactions contemplated by the Merger Agreement (as defined in Item 4).

 LEP Summer Holdco is a Delaware limited liability company, the members of which are Lee Equity Partners Fund Summer AIV, L.P., a Delaware limited partnership (“AIV1”), Lee Equity Strategic Partners Fund Summer AIV, L.P., a Delaware limited partnership (“AIV2”), Lee Equity Strategic Partners Fund (Offshore) Summer AIV, L.P., a Cayman islands exempted partnership (together with AIV1 and AIV2, the “Lee Summer AIVs”) and Thomas H. Lee.  The Lee Summer AIVs were formed in April 2012 in connection with the transactions contemplated by the Merger Agreement by affiliates of the Investment Manager.  Lee Equity Partners GP, LLC, a Delaware limited liability company (the “Lee Equity Funds GP”) is the general partner of each of the Lee Summer AIVs.

Parent is a Delaware corporation and wholly owned subsidiary of Lee Summer, LP, a Delaware limited partnership (the “Lee Summer Partnership”), the general partner of which is Lee Summer GP, LLC, a Delaware limited liability company (the “Lee Summer Partnership GP”).  LEP Summer Holdco is the sole member of the Lee Summer Partnership GP and the sole limited partner of the Lee Summer Partnership.  Summer Merger Sub, Inc., a Texas corporation (“Merger Sub”), is a direct wholly owned subsidiary of Parent.  Each of the Lee Summer Partnership, the Lee Summer Partnership GP, Parent and Merger Sub were formed for the purpose of effecting the transactions contemplated by the Merger Agreement.

The Investment Manager is the non-member manager of LEP Summer Holdco, and serves as the investment manager of the Lee Summer AIVs.   Thomas H. Lee is the managing member of the Investment Manager.  Thomas H. Lee is also a managing member of the Lee Equity Funds GP, and any action, consent, approval, election, decision or determination of the managing members of the Lee Equity Funds GP requires Mr. Lee’s consent.

The address of the principal business of each of LEP Summer Holdco, the Lee Summer Partnership, the Lee Summer Partnership GP, Parent, Merger Sub, the Lee Equity Funds GP, the Lee Summer AIVs, the Investment Manager and Thomas H. Lee is 650 Madison Avenue, New York, New York 10022.  The principal business of each of LEP Summer Holdco, the Lee Summer Partnership, the Lee Summer Partnership GP, Parent, Merger Sub, the Lee Equity Funds GP and the Lee Summer AIVs is investments.  The principal business of Mr. Lee and the Investment Manager is managing investments.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Certain information required by this Item 2 concerning the directors and executive officers (other than Thomas H. Lee) of Parent, the Investment Manager and the Lee Equity Funds GP is set forth on Schedule A attached hereto, which is incorporated herein by reference.  Thomas H. Lee is a citizen of the United States of America.

During the last five years, none of Thomas H. Lee, LEP Summer Holdco, the Lee Summer Partnership, the Lee Summer Partnership GP, Parent, Merger Sub, the Lee Summer AIVs, the Investment Manager, the Lee Equity Funds GP nor, to the best of their knowledge, any of their officers, directors or managing members (as applicable) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

ITEM 3.          Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, certain shareholders of the Issuer who are the beneficial owners of an aggregate of 7,659,005 shares of Common Stock have entered into the Voting Agreements (as defined in Item 4) with Parent.  Any beneficial ownership of the Reporting Persons in such shares that may be deemed to arise from the Voting Agreements is not expected to require the expenditure of any funds.  Such shareholders entered into the Voting Agreements to induce Parent to enter into, and as consideration for, the Merger Agreement, and no additional consideration has been paid to the Issuer or any of such shareholders in connection with the execution and delivery of the Voting Agreements.  The information set forth in Item 4 hereof is incorporated herein by reference.

ITEM 4.          Purpose of Transaction.

  Parent and Merger Sub entered into an Agreement and Plan of Merger, dated as of April 16, 2012 (the “Merger Agreement”), with the Issuer, providing for, among other things, the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer to survive the Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”).  The Reporting Persons intend, and the Merger Agreement provides, that the directors of Merger Sub immediately prior to the Effective Time (as defined in the Merger Agreement) shall become the directors of the Surviving Corporation immediately following the Effective Time.  The Merger Agreement also provides that at the Effective Time the articles of incorporation of the Issuer as in effect immediately prior to the Effective Time will be amended and restated in its entirety to the form of the certificate of formation of the Merger Sub immediately prior to the Effective Time (except that the name of the Surviving Corporation shall be “The Edelman Financial Group Inc.”) and, as so amended, shall be the certificate of formation of the Surviving Corporation.  The bylaws of Merger Sub immediately prior to the Effective Time shall become the bylaws of Surviving Corporation following the Effective Time (except that the name of the Surviving Corporation shall be “The Edelman Financial Group Inc.”). Upon the consummation of the transactions contemplated by the Merger Agreement, Parent will own 100% of the outstanding common stock of the Issuer, and intends to terminate the registration of the Issuer’s Common Stock under Section 12(g)(4) of the Exchange Act and the Common Stock will cease to be traded on The Nasdaq Global Select Market. This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2 and incorporated by reference in its entirety into this Item 4.

In connection with the Merger Agreement, The Edelman Financial Center, Inc. (“EFC”) and Fredric M. Edelman (“Edelman”) entered into a Voting Agreement with Parent, dated as of April 16, 2012 (the "Edelman Voting Agreement"), pursuant to which each of EFC and Edelman agreed, among other things, subject to the terms and conditions set forth therein, to vote the shares of Common Stock held by them in favor of the Merger and against any proposal made in opposition to the Merger.  Each of EFC and Edelman also agreed, solely in their capacities as stockholders, that, during the period beginning on April 16, 2012 and ending on the Expiration Date (as defined in the Edelman Voting Agreement), they shall each not, among other things, (x) transfer any of their respective shares of Common Stock, (y) solicit or make any Competing Proposal (as defined in the Merger Agreement), or (z) enter into any voting or similar agreement with respect to any of the Common Stock they respectively hold.  This summary of the Edelman Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Edelman Voting Agreement, which is attached hereto as Exhibit 3 and is incorporated herein by reference.

In connection with the Merger Agreement, George L. Ball, Benjamin T. Morris, Don A. Sanders, the 2003 Sanders Children’s Trust and the 1998 Sanders Children’s Trust (the “Management Stockholders”) entered into a Voting Agreement with Parent, dated as of April 16, 2012 (the "Management Voting Agreement", together with the Edelman Voting Agreement, the “Voting Agreements”), pursuant to which the Management Stockholders agreed, among other things, subject to the terms and conditions set forth therein, to vote the shares of Common Stock held by them in favor of the Merger and against any proposal made in opposition to the Merger.  Each of the Management Stockholders also agreed, solely in their capacities as stockholders, that, during the period beginning on April 16, 2012 and ending on the Expiration Date (as defined in the Management Voting Agreement), they shall each not, among other things, (x) transfer any of their respective shares of Common Stock, (y) solicit or make any Competing Proposal (as defined in the Merger Agreement), or (z) enter into any voting or similar agreement with respect to any of the Common Stock they respectively hold.  This summary of the Management Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Management Voting Agreement, which is attached hereto as Exhibit 4 and is incorporated herein by reference.

In connection with the Merger Agreement, each of George L. Ball, Bruce R. McMaken, Ben T. Morris, Don A. Sanders and the 2003 Sanders Children’s Trust entered into a contribution agreement, dated as of April 16, 2012, with the Lee Summer Partnership pursuant to which they agreed, in connection with the consummation of the Merger and subject to the terms and conditions set forth therein, to contribute an aggregate of 2,281,766 shares of Common Stock to the Lee Summer Partnership in exchange for class A partnership interests of the Lee Summer Partnership.  In addition, each of Rick Berry, Joseph Bottazzi II and Lesley Roberts entered into a contribution agreement, dated as of April 23, 2012, with the Lee Summer Partnership pursuant to which they agreed, in connection with the consummation of the Merger and subject to the terms and conditions set forth therein, to contribute an aggregate of 20,554 shares of Common Stock to the Lee Summer Partnership in exchange for class A partnership interests of the Lee Summer Partnership.  Pursuant to such contribution agreements, such shareholders have agreed not to transfer any of the shares of Common Stock that are to be contributed to the Lee Summer Partnership in connection with consummation of the Merger.

In connection with the Merger Agreement, EFC and Edelman entered into a contribution agreement, dated as of April 16, 2012, with the Lee Summer Partnership pursuant to which EFC and Edelman agreed, subject to the terms and conditions set forth therein, that in connection with the consummation of the Merger EFC will contribute its 22% membership interest in the Edelman Financial Center, LLC, a majority owned subsidiary of the Issuer (“EFC LLC”), to the Lee Summer Partnership in exchange for a combination of cash and class A partnership interests of the Lee Summer Partnership. In addition, Edward P. Moore (“Moore”) entered into a contribution agreement, dated as of April 16, 2012, with the Lee Summer Partnership pursuant to which Moore agreed, subject to the terms and conditions set forth therein, that in connection with the consummation of the Merger Moore will contribute his 2% membership interest in EFC LLC to the Lee Summer Partnership in exchange for a combination of cash and class A partnership interests of the Lee Summer Partnership.

The closing of the Merger is subject to numerous conditions, including the approval of the holders of a two-thirds majority of the outstanding shares of Common Stock, governmental approvals and the absence of a material change.  Accordingly, there can be no assurance that the Merger will occur.

ITEM 5.          Interests in Securities of the Issuer.

(a) - (b) By virtue of the Voting Agreements described in Item 4, the Reporting Persons may be deemed to beneficially own 7,659,005 shares of Common Stock, representing approximately 26.3% of the issued and outstanding Common Stock of the Issuer (based upon the aggregate of 29,138,313 shares of the Issuer outstanding as of March 1, 2012 as reported in the Issuer’s Form 10-K filed with the Commission on March 15, 2012).  Parent does not have either sole or shared dispositive power over the Common Stock pursuant to the terms of the Voting Agreements, but may be deemed to have acquired beneficial ownership of the Common Stock pursuant to the Voting Agreements and to have the shared power to vote the shares with respect to matters set forth in the Voting Agreements.  LEP Summer Holdco, by virtue of its indirect 100% ownership of Parent, may be deemed to have acquired beneficial ownership of the Common Stock pursuant to the Voting Agreements and to have the shared power to vote the shares with respect to the matters set forth in the Voting Agreements.  Thomas H. Lee, by virtue of his role as managing member of LEP Summer Holdco and the Investment Manager, and his rights as a managing member of the Lee Equity Funds GP, may be deemed to have acquired beneficial ownership of the Common Stock pursuant to the Voting Agreements and to have the shared power to vote the shares with respect to the matters set forth in the Voting Agreements.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.  The filing of this Schedule 13D shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any Common Stock.

(c) Except as described in this Statement, within the past 60 days there have been no reportable transactions by the Reporting Persons with respect to the Common Stock of the Issuer.

(d) To the knowledge of the Reporting Persons, only the shareholders of the Issuer have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Item 4, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.                      Material to Be Filed as Exhibits.

EXHIBIT	DESCRIPTION

Exhibit 1	Schedule 13D Joint Filing Agreement, dated April 25, 2012, by and among LEP Summer Holdings, LLC, Summer Holdings II, Inc., and Thomas H. Lee.
Exhibit 2
Agreement and Plan of Merger, dated April 16, 2012, by and among The Edelman Financial Group Inc., Summer Holdings II, Inc. and Summer Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of The Edelman Financial Group Inc.’s Current Report on Form 8-K filed with the Commission on April 16, 2012).

Exhibit 3	Voting Agreement, by and among Summer Holdings II, Inc., and the stockholders listed on Schedule 1 thereto, dated as of April 16, 2012.

Exhibit 4	Voting Agreement, by and among Summer Holdings II, Inc., and the stockholders listed on Schedule 1 thereto, dated as of April 16, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 25, 2012

LEP SUMMER HOLDINGS, LLC
By:	/s/ Joseph B. Rotberg
	Name:	Joseph B. Rotberg
	Title:	Chief Financial Officer
SUMMER HOLDINGS II, INC.
By:	/s/ Joseph B. Rotberg
	Name:	Joseph B. Rotberg
	Title:	Treasurer and Secretary

/s/ Thomas H. Lee
Thomas H. Lee

SCHEDULE A

The name and present principal occupation or employment of each director and executive officer of Parent are as follows:

Name and Citizenship	Business Address	Principal Occupation or Employment
Mark K. Gormley, U.S. Citizen	650 Madison Avenue New York, NY 10022	President
Benjamin H. Hochberg, U.S. Citizen	650 Madison Avenue New York, NY 10022	Executive Vice President
Michael T. Anderson, U.S. Citizen	650 Madison Avenue New York, NY 10022	Executive Vice President
Joseph B. Rotberg, U.S. Citizen	650 Madison Avenue New York, NY 10022	Director Treasurer and Secretary

The name and present principal occupation or employment of each director and executive officer of the Investment Manager and the Lee Equity Funds GP (other than Thomas H. Lee) are as follows:

Name and Citizenship	Business Address	Principal Occupation or Employment
Mark K. Gormley, U.S. Citizen	650 Madison Avenue New York, NY 10022	Partner
Benjamin H. Hochberg, U.S. Citizen	650 Madison Avenue New York, NY 10022	Partner
Yoo Jin Kim, U.S. Citizen	650 Madison Avenue New York, NY 10022	Partner
David J. Morrison, U.S. Citizen	650 Madison Avenue New York, NY 10022	Partner
Joseph B. Rotberg, U.S. Citizen	650 Madison Avenue New York, NY 10022	Chief Financial Officer

The name and present principal occupation or employment of each director and executive officer of LEP Summer Holdco are as follows:

Name and Citizenship	Business Address	Principal Occupation or Employment
Joseph B. Rotberg, U.S. Citizen	650 Madison Avenue New York, NY 10022	Chief Financial Officer

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

Each of the undersigned hereby acknowledges and agrees, pursuant to the provisions of Rule 13d-1(k) (1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned.

Date:  April 25, 2012

LEP SUMMER HOLDINGS, LLC
By:	/s/ Joseph B. Rotberg
	Name:	Joseph B. Rotberg
	Title:	Chief Financial Officer
SUMMER HOLDINGS II, INC.
By:	/s/ Joseph B. Rotberg
	Name:	Joseph B. Rotberg
	Title:	Treasurer and Secretary

/s/ Thomas H. Lee
Thomas H. Lee